SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Participation in the ANP’s 7th Bidding Round for Exploratory Blocks

(Rio de Janeiro, October 21, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that on October 17 and 18 2005 it took part in the 7th Bidding Round for Exploratory Blocks organized by the National Oil, Gas and Biofuels Agency (ANP).

In the course of this bidding round, the Company acquired 96 new blocks either exclusively or in consortium, and tendered bids in 109 of the 1134 blocks offered for auction by the Agency.

Of the blocks acquired by the Company, 73 are located onshore and 23, offshore. Petrobras is to participate as the operator for 70 of these and in a non-operating capacity, for a further 26. The Company’s results in the latest round are shown below:

ONSHORE SECTORS

	PETROBRAS

Basin	PARTICIPATION	PARTICIPATION	EXPLORATORY MODEL
	AS OPERATOR	AS NON-OPERATOR

PONTIGUAR	15	15	MATURE BASIN
SERGIPE-ALAGOAS	8	8	MATURE BASIN
RECÔNCAVO	7	0	MATURE BASIN
ESPÍRITO SANTO	9	1	MATURE BASIN
SÃO FRANCISCO	6	0	NEW FRONTIER
SOLIMÕES	4	0	NEW FRONTIER

TOTAL	49	24

OFFSHORE SECTORS

	PETROBRAS

Bacia	PARTICIPATION	PARTICIPATION	EXPLORATORY MODEL
	AS OPERATOR	AS NON-OPERATOR

PONTIGUAR	5	0	NEW FRONTIER
ESPÍRITO SANTO ÁGUA RASA	4	0	HIGH POTENTIAL
ESPÍRITO SANTO ÁGUA PROFUNDA	2	0	HIGH POTENTIAL
CAMPOS ÁGUA PROFUNDA	3	2	HIGH POTENTIAL
SANTOS ÁGUA RASA	3	0	HIGH POTENTIAL
SANTOS ÁGUA PROFUNDA	4	0	HIGH POTENTIAL

TOTAL	21	2

GRAND TOTAL	70	26

Petrobras successfully bid for 18 blocks in high exploratory potential areas of the Espírito Santo, Campos and Santos basins with the objective of consolidating the Company’s position in deep and ultra-deep waters where it has an existing comprehensive infrastructure and is operating on a selective basis. In addition, Petrobras obtained blocks in strategic areas of shallow waters in the Espírito Santo and Santos basins. These acquisitions will enable the Company to operate in areas where there are economically viable opportunities, the focus being on possible gas finds. In these areas, Petrobras has signed agreements for 15 blocks with Shell, Statoil, Petrogal, Devon, BG and Repsol-YPF. The Company’s average stake in these partnerships is 60%.

The acquisition of 63 blocks in mature areas in the Potiguar, Sergipe-Alagoas, Recôncavo and Espírito Santo basins is consistent with the strategy of operating in onshore areas by leveraging opportunities, and in synergy with existing production facilities. In the case of these acquisitions, Petrobras has signed partnership agreements with Petrogal, Starfish and Partex for 32 blocks and participates with an average stake of 56% in the related investments and interests.

The Company successfully tendered for 15 blocks in new exploratory frontier deep-water areas in the Potiguar basin and in the onshore São Francisco and Solimões basins. These investments are in line with Petrobras’ strategy of developing its exploratory activities in new frontier areas and are designed to ensure a sustainable “reserve/strategic production” ratio with the emphasis on increasing possible oil and gas discoveries. In 11 of these blocks where it is to operate in consortium with Petrogal, Encana and BG, the Company’s average stake is 60%.

Petrobras was the company that acquired the most blocks, 54 as partners and 42 on an exclusive basis, increasing its exploratory projects portfolio by an additional concession area of 39,871 km2 (including acquisitions on a consortium basis). The Company’s total financial outlay for account of the 7th Bidding Round was R$ 503.5 million. The success ratio in the acquisition of blocks was 88.1% .

The new concession areas will be instrumental in allowing the Company to replenish its portfolio of exploratory blocks, at the same time lengthening the portfolio’s average maturity. With the incorporation of the results of this bidding round, the Company will have enhanced its participation to more than 331 exploratory blocks. The signature of the new concession contracts is forecast for January 2006.

The active participation of Petrobras in the latest round is in line with the priorities set out in the Company’s Strategic Plan for operating prudently and profitably in a socially and environmentally responsible manner.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.